VIA EDGAR
Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation Washington, D.C. Attention: Timothy Levenberg

Our Reference 32408.50008/US/80841329v3

October 19, 2022

TOP Ships Inc.

Registration Statement on Form F-1 (File No. 333-267545)

Filed September 22, 2022

Dear Mr. Levenberg:

On behalf of TOP Ships Inc. (the “Company”), we respond as follows to your comments conveyed by telephone on October 14, 2022 (the “Comments”), relating to the Company’s Registration Statement on Form F-1 (File No. 333-267545) filed on September 22, 2022 (the “Original Registration Statement”).

The Company is today submitting via EDGAR this letter and filing contemporaneously its amended registration statement on Form F-1 (the “Amended Registration Statement”), which includes changes responsive to the Comments. The Amended Registration Statement also includes updates related to the passage of time. In addition, pursuant to your telephone communications on October 14, 2022, the Company notes that each exhibit identified in the exhibit list of the Original Registration Statement as “to be filed either as an amendment to this Registration Statement or as an exhibit to a report of the Registrant filed pursuant to the Exchange Act and incorporated by reference into this Registration Statement" will be filed as an exhibit to the Amended Registration Statement, and notes also that the Company intends that FINRA will, prior to effectiveness of the registration statement, provide a No Objection Letter with respect to the compensation arrangements described in the Amended Registration Statement.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. Please note that for your convenience, we have recited each of the the Comments below and provided the Company’s response to each request immediately thereafter.

Cover Page

1	Please tell us whether the registrant will offer the Units at a fixed price and confirm our understanding that the Units will not be offered on a delayed or continuous basis.

In response to this Comment, the Company has revised the cover page of the Amended Registration Statement to reflect that the Units will be offered at a fixed price. While the Amended Registration Statement discloses the Company’s expectation that the Units will be issued in a single closing and the offering of Units will terminate two trading days after the Company first enters into a securities purchase agreement relating to the offering, to the extent that expectation is not realized, the Units may be offered on a delayed or continuous basis.

Part I, Documents incorporated by reference, page 59

2	Please ensure that the amended registration statement includes financial statements that are sufficiently current to comply with the requirements of Item 8.A of Form 20-F. See Form F-1, Items 4A and 5. In that regard, we note that the Form 6-K containing interim results and furnished on September 27, 2022 does not identify this registration statement under “Information Contained In This 6-K Report.”

In response to this Comment, the Company has amended the section entitled “Documents Incorporated by Reference” to incorporate by reference into the Amended Registration Statement the Form 6-K containing interim results filed on September 27, 2022.

If you have any questions, please do not hesitate to contact Will Vogel at the undersigned at 212-922-2280 or by email at wvogel@wfw.com.

Yours sincerely

Watson Farley & Williams LLP

By:	/s/ Will Vogel

Will Vogel

cc: Alexandros Tsirikos, Chief Financial Officer, TOP Ships Inc.